

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Nicole Fernandez-McGovern
Chief Financial Officer, EVP of Operations and Secretary
AgEagle Aerial Systems Inc.
8863 E. 34th Street North
Wichita, Kansas 67226

      Re: AgEagle Aerial Systems Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 31, 2021
          File No. 001-36492

Dear Ms. Fernandez-McGovern:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing